J.P.Morgan

JPMorgan Auto Callable Contingent Interest Notes linked to the Common Stock of Ford Motor Co, due June 04, 2013

The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Reference Stock is greater than or equal to the Interest Barrier.

Trade Details/Characteristics

Reference Stock	The common stock, par value $0.010 per share, of Ford Motor Co (F)
Contingent Interest Payments:	If the notes have not been previously called and the closing price of one share of the Reference Stock on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $27.250 (equivalent to an interest rate of 10.90% per annum, payable at a rate of 2.7250% per quarter). *If the closing price of one share of the Reference Stock on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.*
Interest Barrier / Trigger Level:	80% of the Initial Stock Price (subject to adjustments)
Interest Rate:	10.90% per annum, payable at a rate of 2.7250% per quarter, if applicable
Automatic Call:	If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been previously called and the Final Stock Price is greater than or equal to the Trigger Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to the final Review Date. If the notes have not been previously called and the Final Stock Price is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Stock Return). *If the notes have not been automatically called and the Final Stock Price is less than the Trigger Level, you will lose more than 20% of your initial investment and may lose all of your initial investment at maturity.*
Review Dates:	August 29, 2013 (first Review Date), November 27, 2013 (second Review Date), February 27, 2014 (third Review Date), May 30, 2014 (final Review Date)
Preliminary term sheet	http://www.sec.gov/Archives/edgar/data/19617/000089109213004458/e53693fwp.pdf

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return on a Note

First 3 Review Dates

Compare the closing price of one share of the Reference Stock to the Initial Stock Price and the Interest Barrier until the final review date or any automatic call.

If the closing price of one Share of the Reference Stock **is greater than or equal to** the Initial Stock Price → **Automatic Call**: The notes will be automatically called and you will receive (i) the principal amount *plus* (ii) the Contingent Interest Payment with respect to the related review date

If the closing price of one Share of the Reference Stock **is less than** the Initial Stock Price → No Automatic Call

- The closing price of one share of the Reference Stock is **greater than or equal to** the Interest Barrier → You will receive the Contingent Interest Payment. Proceed to the next review date.
- The closing price of one share of the Reference Stock is **less than** the Interest Barrier → No Contingent Interest Payment. Proceed to the next review date.

For more information about the payments upon an Automatic Call or at maturity in different hypothetical scenarios, see "Hypothetical Payment upon Automatic Call or at Maturity" below.

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stocks?

The following table illustrates payments on the notes, assuming a range of performance for the Reference Stock on a given Review Date. The hypothetical payments set forth below assume an Initial Stock Price of $14.00, an Interest Barrier and a Trigger Level of $11.20 (equal to 80% of the hypothetical Initial Stock Price) and reflect the Interest Rate of 10.90% per annum (payable at a rate of 2.7250% per quarter). The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal and is subject to the credit risk of JPMorgan Chase & Co.
- The notes do not guarantee the payment of interest and may not pay interest at all.
- The appreciation potential of the notes is limited, and you will not participate in any appreciation in the price of the Reference Stock.
- The benefit provided by the Trigger Level may terminate on the final Review Date.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the notes and their interests may be adverse to yours.
- If the notes are automatically called early, there is no guarantee that you will be able to reinvest the proceeds at a comparable return
- JPMS's estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- JPMS's estimated value does not represent the future values of the notes and may differ from others' estimates
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- The value of the notes as published by JPMS will likely be higher than JPMS's then-current estimated value of the notes for a limited time.
- Secondary market prices of the notes will be impacted by many economic and market factors.
- No ownership or dividend rights in the Reference Stock.
- Risk of the closing price of the Reference Stock falling below the Interest Barrier or Trigger Level is greater if the Reference Stock is volatile.
- Lack of liquidity - JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.
- The anti-dilution protection for the Reference Stock is limited and may be discretionary.

Hypothetical Payment upon Automatic Call or at Maturity

Closing Price	Review Dates Prior to the Final Review Date		Final Review Date	
	Reference Stock Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Stock Return	Payment at Maturity (2)
$25.200	80.00%	$1,027.250	80.00%	$1,027.250
$22.400	60.00%	$1,027.250	60.00%	$1,027.250
$19.600	40.00%	$1,027.250	40.00%	$1,027.250
$16.800	20.00%	$1,027.250	20.00%	$1,027.250
$15.400	10.00%	$1,027.250	10.00%	$1,027.250
$14.700	5.00%	$1,027.250	5.00%	$1,027.250
$14.000	0.00%	$1,027.250	0.00%	$1,027.250
$13.300	-5.00%	$27.250	-5.00%	$1,027.250
$12.600	-10.00%	$27.250	-10.00%	$1,027.250
$11.900	-15.00%	$27.250	-15.00%	$1,027.250
$11.200	-20.00%	$27.250	-20.00%	$1,027.250
$11.199	-20.01%	$0.00	-20.01%	$799.900
$8.400	-40.00%	$0.00	-40.00%	$600.000
$4.200	-70.00%	$0.00	-70.00%	$300.000
$0.000	-100.00%	$0.00	-100.00%	$0.000

(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.

(2) You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier.

Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: May 14, 2013